Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Partners

Energy Transfer Partners GP, L.P.

We have audited the accompanying consolidated balance sheet of Energy Transfer Partners GP, L.P. (a Delaware limited partnership) and subsidiaries as of December 31, 2009. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Energy Transfer Partners GP, L.P. and subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Partnership adopted a new accounting pronouncement on January 1, 2009 related to the accounting for noncontrolling interests in consolidated financial statements.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

February 24, 2010

ENERGY TRANSFER PARTNERS GP, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

December 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$68,253
Marketable securities	6,055
Accounts receivable, net of allowance for doubtful accounts	566,522
Accounts receivable from related companies	57,148
Inventories	389,954
Exchanges receivable	23,136
Price risk management assets	12,371
Other current assets	148,423

Total current assets	1,271,862
PROPERTY, PLANT AND EQUIPMENT, net	8,670,247
ADVANCES TO AND INVESTMENT IN AFFILIATES	663,298
GOODWILL	775,093
INTANGIBLES AND OTHER ASSETS, net	384,109

Total assets	$11,764,609

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$358,997
Accounts payable to related companies	38,842
Exchanges payable	19,203
Price risk management liabilities	442
Interest payable	136,229
Accrued and other current liabilities	228,946
Current maturities of long-term debt	40,923

Total current liabilities	823,582
LONG-TERM DEBT, less current maturities	6,177,046
DEFERRED INCOME TAXES	112,997
OTHER NON-CURRENT LIABILITIES	21,810

COMMITMENTS AND CONTINGENCIES (Note 9)

7,135,435

EQUITY:
PARTNERS’ CAPITAL:
General partner	18
Limited partners -
Class A Limited Partner interests	107,515
Class B Limited Partner interests	96,638
Accumulated other comprehensive income	129

Total partners’ capital	204,300
Noncontrolling interest	4,424,874

Total equity	4,629,174

Total liabilities and equity	$11,764,609

The accompanying notes are an integral part of this consolidated balance sheet.

ENERGY TRANSFER PARTNERS GP, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2009

(Tabular dollar amounts in thousands)

1.	OPERATIONS AND ORGANIZATION:

Energy Transfer Partners GP, L.P. (“ETP GP” or “the Partnership”) was formed in August 2000 as a Delaware limited partnership. ETP GP is the General Partner and the owner of the general partner interest of Energy Transfer Partners, L.P., a publicly-traded master limited partnership (“ETP”). ETP GP is owned 99.99% by its limited partners, and 0.01% by its general partner, Energy Transfer Partners, L.L.C. (“ETP LLC”).

Energy Transfer Equity, L.P. (“ETE”) is the 100% owner of ETP LLC and also owns 100% of our Class A and Class B Limited Partner interests. For more information on our Class A and Class B Limited Partner interest, see Note 6.

Balance Sheet Presentation

The consolidated balance sheet of ETP GP and subsidiaries presented herein as of December 31, 2009 has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We consolidate all majority-owned and controlled subsidiaries. We present equity attributable to noncontrolling interest for all partially-owned consolidated subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation. Management has evaluated subsequent events through February 24, 2010, the date the balance sheet was issued.

The consolidated financial statements of the Partnership presented herein include our controlled subsidiary, ETP, and its wholly-owned subsidiaries: La Grange Acquisition, L.P., which conducts business under the assumed name of Energy Transfer Company (“ETC OLP”); Energy Transfer Interstate Holdings, LLC (“ET Interstate”), the parent company of Transwestern Pipeline Company, LLC (“Transwestern”) and ETC Midcontinent Express Pipeline, LLC (“ETC MEP”); ETC Fayetteville Express Pipeline, LLC (“ETC FEP”); ETC Tiger Pipeline, LLC (“ETC Tiger”); Heritage Operating, L.P. (“HOLP”); Heritage Holdings, Inc.; and Titan Energy Partners, L.P. (“Titan”).

We also own varying undivided interests in certain pipelines. Ownership of these pipelines has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, we apply proportionate consolidation for our interests in these entities.

Business Operations

In order to simplify the obligations of ETP under the laws of several jurisdictions in which we conduct business, our activities are primarily conducted through our operating subsidiaries (collectively the “Operating Companies”) as follows:

•

ETC OLP, a Texas limited partnership engaged in midstream and intrastate transportation and storage natural gas operations. ETC OLP owns and operates, through its wholly and majority-owned subsidiaries, natural gas gathering systems, intrastate natural gas pipeline systems and gas processing plants and is engaged in the business of purchasing, gathering, transporting, processing, and marketing natural gas and NGLs in the states of Texas, Louisiana, Arizona, New Mexico, Utah and Colorado. Our intrastate transportation and storage operations primarily focus on transporting natural gas through our Oasis pipeline, ET Fuel System, East Texas pipeline and HPL System. Our midstream operations focus on the gathering, compression, treating, conditioning and processing of natural gas, primarily on or through our Southeast Texas System and North Texas System, and marketing activities. We also own and operate natural gas gathering pipelines and conditioning facilities in the Piceance-Uinta Basin of Colorado and Utah.

•

ET Interstate, the parent company of Transwestern and ETC MEP, both of which are Delaware limited liability companies engaged in interstate transportation of natural gas. Interstate revenues consist primarily of fees earned from natural gas transportation services and operational gas sales.

•	ETC Fayetteville Express Pipeline, LLC, a Delaware limited liability company formed to engage in interstate transportation of natural gas.

•	ETC Tiger Pipeline, LLC, a Delaware limited liability company formed to engage in interstate transportation of natural gas.

•

HOLP, a Delaware limited partnership primarily engaged in retail propane operations. Our retail propane operations focus on sales of propane and propane-related products and services. The retail propane customer base includes residential, commercial, industrial and agricultural customers.

•	Titan, a Delaware limited partnership also engaged in retail propane operations.

The Partnership, ETP, the Operating Companies and their subsidiaries are collectively referred to in this report as “we,” “us,” “ETP,” “Energy Transfer” or the “Partnership.”

2.	ESTIMATES, SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the accrual for and disclosure of contingent assets and liabilities at the date of the balance sheet.

The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream and intrastate transportation and storage segments are estimated using volume estimates and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the assets and liabilities as of December 31, 2009 represent the actual results in all material respects.

Some of the other significant estimates made by management include, but are not limited to, the timing of certain forecasted transactions that are hedged, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, fair value measurements used in the goodwill impairment test, market value of inventory, estimates related to our unit-based compensation plans, deferred taxes, assets and liabilities resulting from the regulated ratemaking process, contingency reserves and environmental reserves. Actual results could differ from those estimates.

Regulatory Accounting - Regulatory Assets and Liabilities

Transwestern, part of our interstate transportation segment, is subject to regulation by certain state and federal authorities and has accounting policies that conform to Statement of Financial Accounting Standards No. 71 (As Amended), Accounting for the Effects of Certain Types of Regulation, now incorporated into ASC 980, which is in accordance with the accounting requirements and ratemaking practices of the regulatory authorities. The application of these accounting policies allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and revenues will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the consolidated statement of operations by an unregulated company. These deferred assets and liabilities will be reported in results of operations in the period in which the same amounts are included in rates and recovered from or refunded to customers. Management’s assessment of the probability of recovery or pass through of regulatory assets and liabilities will require judgment and interpretation of laws and regulatory commission orders. If, for any reason, we cease to meet the criteria for application of regulatory accounting treatment for all or part of our operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the consolidated balance sheet for the period in which the discontinuance of regulatory accounting treatment occurs.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. We consider cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

We place our cash deposits and temporary cash investments with high credit quality financial institutions. At times, our cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit.

Marketable Securities

Marketable securities are classified as available-for-sale securities and are reflected as current assets on the consolidated balance sheet at fair value.

Accounts Receivable

ETC OLP deals with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other form of security (corporate guaranty prepayment or master setoff agreement). Management reviews midstream and intrastate transportation and storage accounts receivable balances bi-weekly. Credit limits are assigned and monitored for all counterparties of the midstream and intrastate transportation and storage operations. Bad debt expense related to these receivables is recognized at the time an account is deemed uncollectible. Management believes that the occurrence of bad debt in our midstream and intrastate transportation and storage segments was not significant at December 31, 2009; therefore, an allowance for doubtful accounts for the midstream and intrastate transportation and storage segments was not deemed necessary.

ETP’s interstate transportation operations have a concentration of customers in the electric and gas utility industries as well as natural gas producers. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. From time to time, specifically identified customers having perceived credit risk are required to provide prepayments or other forms of collateral. Transwestern’s management believes that the portfolio of receivables, which includes regulated electric utilities, regulated local distribution companies and municipalities, is subject to minimal credit risk. Transwestern establishes an allowance for doubtful accounts on trade receivables based on the expected ultimate recovery of these receivables. Transwestern considers many factors including historical customer collection experience, general and specific economic trends and known specific issues related to individual customers, sectors and transactions that might impact collectability.

ETP propane operations grant credit to their customers for the purchase of propane and propane-related products. Included in accounts receivable are trade accounts receivable arising from HOLP’s retail and wholesale propane and Titan’s retail propane operations and receivables arising from liquids marketing activities. Accounts receivable for retail and wholesale propane operations are recorded as amounts are billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the propane segment is based on management’s assessment of the realizability of customer accounts, based on the overall creditworthiness of our customers and any specific disputes.

ETP enters into netting arrangements with counterparties of derivative contracts to mitigate credit risk. Transactions are confirmed with the counterparty and the net amount is settled when due. Amounts outstanding under these netting arrangements are presented on a net basis in the consolidated balance sheet.

Accounts receivable consisted of the following:

December 31, 2009
Natural gas operations	$429,849
Propane	143,011
Less - allowance for doubtful accounts	(6,338)

Total, net	$566,522

Inventories

Inventories consist principally of natural gas held in storage valued at the lower of cost or market utilizing the weighted-average cost method. Propane inventories are also valued at the lower of cost or market utilizing the weighted-average cost of propane delivered to the customer service locations, including storage fees and inbound freight costs. The cost of appliances, parts and fittings is determined by the first-in, first-out method.

Inventories consisted of the following:

December 31, 2009
Natural gas and NGLs, excluding propane	$157,103
Propane	66,686
Appliances, parts and fittings and other	166,165

Total inventories	$389,954

We utilize commodity derivatives to manage price volatility associated with our natural gas inventory. In April 2009, we began designating commodity derivatives as fair value hedges for accounting purposes. Subsequent to the designation of those fair value hedging relationships, changes in fair value of the designated hedged inventory have been recorded in inventory on our consolidated balance sheet.

During 2009, we recorded lower of cost or market adjustments of $54.0 million, which were offset by fair value adjustments related to our application of fair value hedging, of $66.1 million.

Exchanges

The midstream and intrastate transportation and storage operations’ exchanges consist of natural gas and NGL delivery imbalances with others. These amounts, which are valued at market prices, turn over monthly and are recorded as exchanges receivable or exchanges payable on our consolidated balance sheet. Management believes market value approximates cost.

The interstate transportation operations’ natural gas imbalances occur as a result of differences in volumes of gas received and delivered. Transwestern records natural gas imbalances for in-kind receivables and payables at the dollar weighted composite average of all current month gas transactions and dollar valued imbalances are recorded at contractual prices.

Other Current Assets

Other current assets consisted of the following:

December 31, 2009
Deposits paid to vendors	$79,694
Prepaid and other	68,729

Total other current assets	$148,423

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful or Federal Energy Regulatory Commission (“FERC”) mandated lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, we capitalize certain costs directly related to the installation of company-owned propane tanks and construction of assets including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in our results of operations.

We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, we reduce the carrying amount of such assets to fair value. No impairment of long-lived assets was required during the periods presented.

Capitalized interest is included for pipeline construction projects, except for interstate projects for which an allowance for funds used during construction (“AFUDC”) is accrued. Interest is capitalized based on the current borrowing rate of ETP’s revolving credit facility when the related costs are incurred. AFUDC is calculated under guidelines prescribed by the FERC and capitalized as part of the cost of utility plant for interstate projects. It represents the cost of servicing the capital invested in construction work-in-process. AFUDC is segregated into two component parts – borrowed funds and equity funds.

Components and useful lives of property, plant and equipment were as follows:

December 31, 2009
Land and improvements	$87,224
Buildings and improvements (10 to 40 years)	156,676
Pipelines and equipment (10 to 83 years)	6,933,189
Natural gas storage (40 years)	100,746
Bulk storage, equipment and facilities (3 to 83 years)	591,908
Tanks and other equipment (10 to 30 years)	602,915
Vehicles (3 to 10 years)	176,946
Right of way (20 to 83 years)	509,173
Furniture and fixtures (3 to 10 years)	32,810
Linepack	53,404
Pad gas	47,363
Other (5 to 10 years)	117,896

9,410,250
Less – Accumulated depreciation	(979,158)

8,431,092
Plus – Construction work-in-process	239,155

Property, plant and equipment, net	$8,670,247

Advances to and Investment in Affiliates

We own interests in a number of related businesses that are accounted for using the equity method. In general, we use the equity method of accounting for an investment in which we have a 20% to 50% ownership and exercise significant influence over, but do not control the investee’s operating and financial policies.

We account for our investments in Midcontinent Express Pipeline LLC and Fayetteville Express Pipeline LLC using the equity method. See Note 4 for a discussion of these joint ventures.

Goodwill

Goodwill is tested for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. Our annual impairment test is performed as of December 31 for subsidiaries in our interstate operations and as of August 31 for all others. No goodwill impairments were recorded for the year ended December 31, 2009. Goodwill is recorded at the acquisition date based on a preliminary purchase price allocation and generally may be adjusted when the purchase price allocation is finalized. During 2009, $10.5 million in goodwill was acquired, which was partially offset by purchase accounting adjustments of $8.7 million.

Intangibles and Other Assets

Intangibles and other assets are stated at cost, net of amortization computed on the straight-line method. We eliminate from our balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. Components and useful lives of intangibles and other assets were as follows:

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Noncompete agreements (3 to 15 years)	$24,139	$(12,415)
Customer lists (3 to 30 years)	153,843	(53,123)
Contract rights (6 to 15 years)	23,015	(5,638)
Patents (9 years)	750	(35)
Other (10 years)	478	(397)

Total amortizable intangible assets	202,225	(71,608)

Non-amortizable intangible assets - Trademarks	75,825	—

Total intangible assets	278,050	(71,608)

Other assets:
Financing costs (3 to 30 years)	68,597	(24,774)
Regulatory assets	101,879	(9,501)
Other	41,466	—

Total intangibles and other long-term assets	$489,992	$(105,883)

We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. We review non-amortizable intangible assets for impairment annually, or more frequently if circumstances dictate. Our annual impairment test is performed as of December 31 for our interstate operations and as of August 31 for all others. No impairment of intangible assets was required as of December 31, 2009.

Asset Retirement Obligation

We record the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, we also recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

We have determined that we are obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. However, management was not able to reasonably measure the fair value of the asset retirement obligations as of December 31, 2009 because the settlement dates were indeterminable. An asset retirement obligation will be recorded in the periods management can reasonably determine the settlement dates.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

December 31, 2009
Customer advances and deposits	$88,430
Accrued capital expenditures	46,134
Accrued wages and benefits	25,202
Taxes other than income taxes	23,294
Income taxes payable	3,401
Other	42,485

Total accrued and other current liabilities	$228,946

Customer Advances and Deposits

Deposits or advances are received from our customers as prepayments for natural gas deliveries in the following month and from our propane customers as security or prepayments for future propane deliveries. Prepayments and security deposits may also be required when customers exceed their credit limits or do not qualify for open credit.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Price risk management assets and liabilities are recorded at fair value. Based on the estimated borrowing rates currently available to us and our subsidiaries for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at December 31, 2009 was $6.75 billion and $6.22 billion, respectively.

We have marketable securities, commodity derivatives and interest rate derivatives that are accounted for as assets and liabilities at fair value in our consolidated balance sheet. We determine the fair value of our assets and liabilities subject to fair value measurement by using the highest possible “level” of inputs. Level 1 inputs are observable quotes in an active market for identical assets and liabilities. We consider the valuation of marketable securities and commodity derivatives transacted through a clearing broker with a published price from the appropriate exchange as a Level 1 valuation. Level 2 inputs are inputs observable for similar assets and liabilities. We consider over-the-counter (“OTC”) commodity derivatives entered into directly with third parties as a Level 2 valuation since the values of these derivatives are quoted on an exchange for similar transactions. We consider the valuation of our interest rate derivatives as Level 2 since we use a LIBOR curve based on quotes from an active exchange of Eurodollar futures for the same period as the future interest swap settlements and discount the future cash flows accordingly, including the effects of our credit risk. We currently do not have any fair value measurements that require the use of significant unobservable inputs and therefore do not have any assets or liabilities considered as Level 3 valuations.

The following table summarizes the fair value of our financial assets and liabilities as of December 31, 2009 based on inputs used to derive their fair values:

	Fair Value Measurements at December 31, 2009 Using
Description	Fair Value Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Marketable securities	$6,055	$6,055	$—
Inventories	156,156	156,156	—
Commodity derivatives	32,479	20,090	12,389

Liabilities:
Commodity derivatives	(8,016)	(7,574)	(442)

	$186,674	$174,727	$11,947

Income Taxes

ETP GP is a limited partnership. As a result, our earnings or losses, to the extent not included in a taxable subsidiary, for federal and state income tax purposes are included in the tax returns of the individual partners. Net earnings for financial statement purposes may differ significantly from taxable income reportable to Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities, in addition to the allocation requirements related to taxable income under our Second Amended and Restated Agreement of Limited Partnership (“the Partnership Agreement”).

As a limited partnership, we are generally not subject to income tax. We are, however, subject to a statutory requirement that our non-qualifying income (including income such as derivative gains from trading activities, service income, tank rentals and others) cannot exceed 10% of our total gross income, determined on a calendar year basis under the applicable income tax provisions. If the amount of our non-qualifying income exceeds this statutory limit, we would be taxed as a corporation. Accordingly, certain activities that generate non-qualifying income are conducted through taxable corporate subsidiaries (“C corporations”). These C corporations are subject to federal and state income tax and pay the income taxes related to the results of their operations. For the year ended December 31, 2009, our non-qualifying income did not exceed the statutory limit.

Those subsidiaries which are taxable corporations follow the asset and liability method of accounting for income taxes, under which deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

Accounting for Derivative Instruments and Hedging Activities

We are exposed to market risks related to the volatility of natural gas, NGL and propane prices. To manage the impact of volatility from these prices, we utilize various exchange-traded and OTC commodity financial instrument contracts. These contracts consist primarily of futures and swaps and are recorded at fair value in the consolidated balance sheet. In general, we use derivatives to eliminate market exposure and price risk within our operations as follows:

•	Derivatives are utilized in ETP’s midstream operations in order to mitigate price volatility in our marketing activities and manage fixed price exposure incurred from contractual obligations.

•

ETP uses derivative financial instruments in connection with its natural gas inventory at the Bammel storage facility by purchasing physical natural gas and then selling financial contracts at a price sufficient to cover its carrying costs and provide a gross profit margin. ETP also uses derivatives in its intrastate transportation and storage operations to hedge the sales price of retention gas and hedge location price differentials related to the transportation of natural gas.

•

ETP’s propane operations permit customers to guarantee the propane delivery price for the next heating season. As ETP executes fixed sales price contracts with its customers, ETP may enter into propane futures contracts to fix the purchase price related to these sales contracts, thereby locking in a gross profit margin. Additionally, ETP may use propane futures contracts to secure the purchase price of our propane inventory for a percentage of our anticipated propane sales.

For qualifying hedges, we formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment and the gains and losses offset related results on the hedged item in the statement of operations. The market prices used to value our financial derivatives and related transactions have been determined using independent third party prices, readily available market information, broker quotes and appropriate valuation techniques.

At inception of a hedge, we formally document the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness and how any ineffectiveness will be measured and recorded. We also assess, both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in our hedging transactions are highly effective in offsetting changes in cash flows. If we determine that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in net income for the period.

We inject and hold natural gas in our Bammel storage facility to take advantage of contango markets, when the price of natural gas is higher in the future than the current spot price. We use financial derivatives to hedge the natural gas held in connection with these arbitrage opportunities. At the inception of the hedge, we lock in a margin by purchasing gas in the spot market or off peak season and entering a financial contract to lock in the sale price. If we designate the related financial contract as a fair value hedge for accounting purposes, we value the hedged natural gas inventory at current spot market prices along with the financial derivative we use to hedge it.

We attempt to maintain balanced positions in our marketing activities to protect ourselves from the volatility in the energy commodities markets; however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, is expected to provide most of the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, are expected to be offset with financial contracts to balance our positions. To the extent open commodity positions exist, fluctuating commodity prices can impact our financial position, either favorably or unfavorably.

Unit-Based Compensation

ETP accounts for equity awards issued to employees over the vesting period based on the grant-date fair value. The grant-date fair value is determined based on the market price of ETP’s Common Units on the grant date, adjusted to reflect the present value of any expected distributions that will not accrue to the employee during the vesting period. The present value of expected service period distributions is computed based on the risk-free interest rate, the expected life of the unit grants and the expected distributions based on the most recently declared distributions as of the grant date.

New Accounting Standards

Accounting Standards Codification. On July 1, 2009, the Financial Accounting Standards Board (“FASB”) instituted a new referencing system, which codifies, but does not amend, previously existing nongovernmental GAAP. The FASB Accounting Standards Codification™ (“ASC”) is now the single authoritative source for GAAP. Although the implementation of ASC has no impact on our financial statements, certain references to authoritative GAAP literature within our footnotes have been changed to cite the appropriate content within the ASC.

Noncontrolling Interests. On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51, now incorporated into ASC 810-10, which established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, the new standard requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The new standard clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, the new standard requires that a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This standard also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The adoption of this standard did not have a significant impact on our financial position. However, it did result in certain changes to our financial statement presentation, including the change in classification of noncontrolling interest (minority interest) from liabilities to equity on the condensed consolidated balance sheet.

Upon adoption, we reclassified noncontrolling interest to a separate component of equity in our consolidated balance sheet.

Business Combinations. On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations, which is now incorporated into ASC 805. The new standard significantly changes the accounting for business combinations and includes a substantial number of new disclosure requirements. The new standard requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions and changes the accounting treatment for certain specific items, including:

•	Acquisition costs are generally expensed as incurred;

•	Noncontrolling interests (previously referred to as “minority interests”) are valued at fair value at the acquisition date;

•	In-process research and development is recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date; and

•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date are recorded in income taxes.

Our adoption of this standard did not have an immediate impact on our financial position; however, it has impacted the accounting for our business combinations subsequent to adoption.

Derivative Instruments and Hedging Activities. On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133, which is now incorporated into ASC 815. This standard changed the disclosure requirements for derivative instruments and hedging activities, including requirements for qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The standard only affected disclosure requirements; therefore, our adoption did not impact our financial position.

Equity Method Investment Accounting. On January 1, 2009, we adopted Emerging Issues Task Force Issue No. 08-6, Equity Method Investment Accounting Considerations, which is now incorporated into ASC 323-10. This standard establishes the requirements for initial measurement of an equity method investment, including the accounting for contingent consideration related to the acquisition of an equity method investment, and also clarifies the accounting for (1) an other-than-temporary impairment of an equity method investment and (2) changes in level of ownership or degree of influence with respect to an equity method investment. Our adoption did not have a material impact on our financial position.

Subsequent Events. During 2009, we adopted Statement of Financial Accounting Standards No. 165, Disclosures about Subsequent Events, which is now incorporated into ASC 855. Under this standard, we are required to evaluate subsequent events through the date that our financial statements are issued and also required to disclose the date through which subsequent events are evaluated. The adoption of this standard does not change our current practices with respect to evaluating, recording and disclosing subsequent events; therefore, our adoption of this statement during the second quarter had no impact on our financial position.

3.	ACQUISITIONS:

In November 2009, we acquired all of the outstanding equity interests of a natural gas compression equipment business with operations in Arkansas, California, Colorado, Louisiana, New Mexico, Oklahoma, Pennsylvania and Texas, in exchange for the issuance of 1,450,076 ETP Common Units having an aggregate market value of approximately $63.3 million on the closing date. In connection with this transaction, we received cash of $41.1 million, assumed total liabilities of $30.5 million, which includes $8.4 million in notes payable and recorded goodwill of $8.7 million. In addition, we acquired ETG in August 2009. See Note 11.

Proposed Transaction

We have agreed to purchase a natural gas gathering company which provides dehydration, treating, redelivery and compression services on a 120-mile pipeline system in the Haynesville Shale. The purchase price is $150 million in cash, excluding certain adjustments as defined in the purchase agreement, and the acquisition is expected to close in March 2010.

4.	INVESTMENTS IN AFFILIATES:

Midcontinent Express Pipeline LLC

ETP is party to an agreement with Kinder Morgan Energy Partners, L.P. (“KMP”) for a 50/50 joint development of the Midcontinent Express pipeline. Construction of the approximately 500-mile pipeline was completed and natural gas transportation service commenced August 1, 2009 on the pipeline from Delhi, Louisiana, to an interconnect with the Transco interstate natural gas pipeline in Butler, Alabama. Interim service began on the pipeline from Bennington, Oklahoma, to Delhi in April 2009. In July 2008, Midcontinent Express Pipeline LLC (“MEP”), the entity formed to construct, own and operate this pipeline, completed an open season with respect to a capacity expansion of the pipeline from the current capacity of 1.4 Bcf/d to a total capacity of 1.8 Bcf/d for the main segment of the pipeline from north Texas to an interconnect location with the Columbia Gas Transmission Pipeline near Waverly, Louisiana. The additional capacity was fully subscribed as a result of this open season. The planned expansion of capacity will be added through the installation of additional compression on this segment of the pipeline and is expected to be completed in the latter part of 2010. This expansion was approved by the Federal Energy Regulatory Commission (the “FERC”) in September 2009.

On January 9, 2009, MEP filed an amended application to revise its initial transportation rates to reflect an increase in projected costs for the project; the amended application was approved by the FERC on March 25, 2009.

Fayetteville Express Pipeline LLC

ETP is party to an agreement with KMP for a 50/50 joint development of the Fayetteville Express pipeline, an approximately 185-mile natural gas pipeline that will originate in Conway County, Arkansas, continue eastward through White County, Arkansas and terminate at an interconnect with Trunkline Gas Company in Quitman County, Mississippi. In December 2009, Fayetteville Express Pipeline LLC (“FEP”), the entity formed to construct, own and operate this pipeline, received FERC approval of its application for authority to construct and operate this pipeline. That order is currently subject to a limited request for rehearing. The pipeline is expected to have an initial capacity of 2.0 Bcf/d. The pipeline project is expected to be in service by the end of 2010. FEP has secured binding 10-year commitments for transportation of approximately 1.85 Bcf/d. The new pipeline will interconnect with Natural Gas Pipeline Company of America (“NGPL”) in White County, Arkansas, Texas Gas Transmission in Coahoma County, Mississippi and ANR Pipeline Company in Quitman County, Mississippi. NGPL is operated and partially owned by Kinder Morgan, Inc. Kinder Morgan, Inc. owns the general partner of KMP.

Capital Contributions to Affiliates

During the year ended December 31, 2009, we contributed $664.5 million to MEP. FEP’s capital expenditures are being funded under a credit facility. All of our contributions to FEP were reimbursed to us in 2009, including $9.0 million that we contributed in 2008.

Summarized Financial Information

The following tables present aggregated selected balance sheet data for our unconsolidated affiliates, MEP and FEP (on a 100% basis):

December 31, 2009
Current assets	$33,794
Property, plant and equipment, net	2,576,031
Other assets	19,658

Total assets	$2,629,483

Current liabilities	$105,951
Non-current liabilities	1,198,882
Equity	1,324,650

Total liabilities and equity	$2,629,483

5.	DEBT OBLIGATIONS:

Our debt obligations as of December 31, 2009 consist of the following:

ETP Senior Notes:
5.95% Senior Notes, due February 1, 2015	$750,000	Payable upon maturity. Interest is paid semi-annually.
5.65% Senior Notes, due August 1, 2012	400,000	Payable upon maturity. Interest is paid semi-annually.
6.125% Senior Notes, due February 15, 2017	400,000	Payable upon maturity. Interest is paid semi-annually.
6.625% Senior Notes, due October 15, 2036	400,000	Payable upon maturity. Interest is paid semi-annually.
6.0% Senior Notes, due July 1, 2013	350,000	Payable upon maturity. Interest is paid semi-annually.
6.7% Senior Notes, due July 1, 2018	600,000	Payable upon maturity. Interest is paid semi-annually.
7.5% Senior Notes, due July 1, 2038	550,000	Payable upon maturity. Interest is paid semi-annually.
9.7% Senior Notes due March 15, 2019	600,000	Put option on March 15, 2012. Payable upon maturity. Interest is paid semi-annually.
8.5% Senior Notes due April 15, 2014	350,000	Payable upon maturity. Interest is paid semi-annually.
9.0% Senior Notes due April 15, 2019	650,000	Payable upon maturity. Interest is paid semi-annually.

Transwestern Senior Unsecured Notes:
5.39% Senior Unsecured Notes, due November 17, 2014	88,000	Payable upon maturity. Interest is paid semi-annually.
5.54% Senior Unsecured Notes, due November 17, 2016	125,000	Payable upon maturity. Interest is paid semi-annually.
5.64% Senior Unsecured Notes, due May 24, 2017	82,000	Payable upon maturity. Interest is paid semi-annually.
5.89% Senior Unsecured Notes, due May 24, 2022	150,000	Payable upon maturity. Interest is paid semi-annually.
6.16% Senior Unsecured Notes, due May 24, 2037	75,000	Payable upon maturity. Interest is paid semi-annually.
5.36% Senior Unsecured Notes, due December 9, 2020	175,000	Payable upon maturity. Interest is paid semi-annually.
5.66% Senior Unsecured Notes, due December 9, 2024	175,000	Payable upon maturity. Interest is paid semi-annually.

HOLP Senior Secured Notes:
8.55% Senior Secured Notes	24,000	Annual payments of $12,000 due each June 30 through 2011. Interest is paid semi-annually.
7.26% Series B Senior Secured Notes	6,000	Annual payments of $2,000 due each November 19 through 2012. Interest is paid semi-annually.
Senior Secured Promissory Notes:
8.55% Series B Senior Secured Notes	4,571	Annual payments of $4,571 due each August 15 through 2010. Interest is paid quarterly.
8.59% Series C Senior Secured Notes	5,750	Annual payments of $5,750 due August 15, 2010. Interest is paid quarterly.
8.67% Series D Senior Secured Notes	33,100	Annual payments of $7,700 due August 15, 2010, $12,450 due August 15, 2011, and $12,950 due August 15, 2012. Interest is paid quarterly.
8.75% Series E Senior Secured Notes	6,000	Annual payments of $1,000 due each August 15 through 2015. Interest is paid quarterly.
8.87% Series F Senior Secured Notes	40,000	Annual payments of $3,636 due each August 15, 2010 through 2020. Interest is paid quarterly.
7.89% Series H Senior Secured Notes	5,091	Annual payments of $727 due each May 15 through 2016. Interest is paid quarterly.
7.99% Series I Senior Secured Notes	16,000	One payment due May 15, 2013. Interest is paid quarterly.

Revolving Credit Facilities:
ETP Revolving Credit Facility	150,000	See terms below under “ETP Credit Facility”.
HOLP Fourth Amended and Restated Senior Revolving Credit Facility	10,000	See terms below under “HOLP Credit Facility”.

Other Long-Term Debt:
Notes payable on noncompete agreements with interest imputed at rates averaging 8.06% for December 31, 2009	7,898	Due in installments through 2014.
Other	2,388	Due in installments through 2024.
Unamortized discounts	(12,829)

	6,217,969
Current maturities	(40,923)

	$6,177,046

Future maturities of long-term debt for each of the next five years and thereafter are as follows:

2010	$40,923
2011	44,607
2012	572,881
2013	372,569
2014	443,519
Thereafter	4,743,470

$6,217,969

ETP Senior Notes

The ETP Senior Notes were registered under the Securities Act of 1933 (as amended). ETP may redeem some or all of the ETP Senior Notes at any time, or from time to time, pursuant to the terms of the indenture and related indenture supplements related to the ETP Senior Notes. Interest on the ETP Senior Notes is paid semi-annually.

The ETP Senior Notes are unsecured obligations of the Partnership and the obligation of the Partnership to repay the ETP Senior Notes is not guaranteed by any of the Partnership’s subsidiaries. As a result, the ETP Senior Notes effectively rank junior to any future indebtedness of ours or our subsidiaries that is both secured and unsubordinated to the extent of the value of the assets securing such indebtedness, and the ETP Senior Notes effectively rank junior to all indebtedness and other liabilities of our existing and future subsidiaries.

In April 2009, ETP completed a public offering of $350.0 million aggregate principal amount of 8.5% Senior Notes due 2014 and $650.0 million aggregate principal amount of 9.0% Senior Notes due 2019 (collectively the “2009 ETP Notes”). The offering of the 2009 ETP Notes closed on April 7, 2009 and ETP used net proceeds of approximately $993.6 million to repay borrowings under the ETP Credit Facility and for general partnership purposes. Interest will be paid semi-annually.

Transwestern Senior Unsecured Notes

Transwestern’s long-term debt consists of $213.0 million remaining principal amount of notes assumed in connection with the Transwestern acquisition, $307.0 million aggregate principal amount of notes issued in May 2007, and $350.0 million aggregate principal amount of notes issued in December 2009. The proceeds from the notes issued in December 2009 were used by Transwestern to repay amounts under an intercompany loan agreement. No principal payments are required under any of the Transwestern notes prior to their respective maturity dates. The Transwestern notes rank pari passu with Transwestern’s other unsecured debt. The Transwestern notes are payable at any time in whole or pro rata in part, subject to a premium or upon a change of control event or an event of default, as defined. Interest is paid semi-annually.

Transwestern’s debt agreements contain certain restrictions that, among other things, limit the incurrence of additional debt, the sale of assets and the payment of dividends and specify a maximum debt to capitalization ratio.

HOLP Senior Secured Notes

All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP and its subsidiaries secure the HOLP Senior Secured, Medium Term, and Senior Secured Promissory Notes (collectively, the “HOLP Notes”).

Revolving Credit Facilities

ETP Credit Facility

The ETP Credit Facility provides for $2.0 billion of revolving credit capacity that is expandable to $3.0 billion (subject to obtaining the approval of the administrative agent and securing lender commitments for the increased borrowing capacity, under the Amended and Restated Credit Agreement). The ETP Credit Facility matures on July 20, 2012, unless we elect the option of one-year extensions (subject to the approval of each such extension by the lenders holding a majority of the aggregate lending commitments). Amounts borrowed under the ETP Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The commitment fee payable on the unused portion of the ETP Credit Facility varies based on our credit rating and the fee is 0.11% based on our current rating with a maximum fee of 0.125%.

As of December 31, 2009, there was a balance outstanding in the ETP Credit Facility of $150.0 million in revolving credit loans and approximately $62.2 million in letters of credit. The weighted average interest rate on the total amount outstanding at December 31, 2009 was 0.78%. The total amount available under the ETP Credit Facility, as of December 31, 2009, which is reduced by any letters of credit, was approximately $1.79 billion. The indebtedness under the ETP Credit Facility is unsecured and not guaranteed by any of ETP’s subsidiaries and has equal rights to holders of our current and future unsecured debt. The indebtedness under the ETP Credit Facility has the same priority of payment as our other current and future unsecured debt.

HOLP Credit Facility

HOLP has a $75.0 million Senior Revolving Facility (the “HOLP Credit Facility”) available through June 30, 2011, which may be expanded to $150.0 million. Amounts borrowed under the HOLP Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The commitment fee payable on the unused portion of the facility varies based on the Leverage Ratio, as defined in the credit agreement for the HOLP Credit Facility, with a maximum fee of 0.50%. The agreement includes provisions that may require contingent prepayments in the event of dispositions, loss of assets, merger or change of control. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP and the capital stock of HOLP’s subsidiaries secure the HOLP Credit Facility (total book value as of December 31, 2009 of approximately $1.2 billion). At December 31, 2009, there was $10.0 million outstanding in revolving credit loans and outstanding letters of credit of $1.0 million. The amount available for borrowing as of December 31, 2009 was $64.0 million.

Covenants Related to Our Credit Agreements

The agreements related to the ETP Senior Notes contain restrictive covenants customary for an issuer with an investment-grade rating from the rating agencies, which covenants include limitations on liens and a restriction on sale-leaseback transactions. The agreements and indentures related to the HOLP Notes and the HOLP Credit Facility contain customary restrictive covenants applicable to ETP and the Operating Companies, including the maintenance of various financial and leverage covenants, limitations on substantial disposition of assets, changes in ownership, the level of additional indebtedness and creation of liens as described in further detail below.

The credit agreement relating to the ETP Credit Facility contains covenants that limit (subject to certain exceptions) ETP’s and certain of ETP’s subsidiaries, ability to, among other things:

•	incur indebtedness;

•	grant liens;

•	enter into mergers;

•	dispose of assets;

•	make certain investments;

•	make Distributions (as defined in such credit agreement) during certain Defaults (as defined in such credit agreement) and during any Event of Default (as defined in such credit agreement);

•	engage in business substantially different in nature than the business currently conducted by ETP and its subsidiaries;

•	engage in transactions with affiliates;

•	enter into restrictive agreements; and

•	enter into speculative hedging contracts.

The credit agreement related to the ETP Credit Facility also contains a financial covenant that provides that on each date we make a distribution, the leverage ratio, as defined in the ETP Credit Facility, shall not exceed 5.0 to 1, with a permitted increase to 5.5 to 1 during a specified acquisition period, as defined in the ETP Credit Facility. This financial covenant could therefore restrict our ability to make cash distributions to our Unitholders, our general partner and the holder of our incentive distribution rights.

The agreements related to the HOLP Notes and the HOLP Credit Facility contain customary restrictive covenants applicable to HOLP, including the maintenance of various financial and leverage covenants and limitations on substantial disposition of assets, changes in ownership, the level of additional indebtedness and creation of liens. The financial covenants require HOLP to maintain ratios of Adjusted Consolidated Funded Indebtedness to Adjusted Consolidated EBITDA (as these terms are similarly defined in the agreements related to the HOLP Notes and HOLP Credit Facility) of not more than 4.75 to 1 and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the agreements related to the HOLP Notes and HOLP Credit Facility) of not less than 2.25 to 1. These debt agreements also provide that HOLP may declare, make, or incur a liability to make restricted payments during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed the amount of Available Cash (as defined in the agreements related to the HOLP Notes and HOLP Credit Facility) with respect to the immediately preceding quarter (which amount is required to reflect a reserve equal to 50% of the interest to be paid on the HOLP Notes during the last quarter and in addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the HOLP Notes, and a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates), (b) no default or event of default exists before such restricted payments, and (c) the amounts of HOLP’s restricted payment is not disproportionately greater than the payment amount from ETC OLP utilized to fund payment obligations of ETP and its general partner with respect to ETP’s Common Units.

Failure to comply with the various restrictive and affirmative covenants of our revolving credit facilities and the note agreements related to the HOLP Notes could require us to pay debt balances prior to scheduled maturity and could negatively impact the Operating Companies’ ability to incur additional debt and/or our ability to pay distributions.

We are required to assess compliance quarterly and we were in compliance with all requirements, limitations, and covenants related to our debt agreements as of December 31, 2009.

6.	PARTNERS’ CAPITAL

In January 2006, we amended our Partnership Agreement to re-characterize our limited partner interest into Class A Limited Partner interests and Class B Limited Partner interests. The Class B Limited Partnership interests constitute a profits interest in ETP GP and will only receive allocations of income, gain, loss deduction and credit and their pro rata share of cash distributions from ETP GP attributable to the ownership of ETP’s Incentive Distribution Rights (“IDR”). Under our Partnership Agreement, after giving effect to the special allocation of net income to our Class B Limited Partners for their profits interest, net income is allocated among the Partners as follows:

•

First, 100% to our General Partner, until the aggregate net income allocated to our General Partner for the current year and all previous years is equal to the aggregate net losses allocated to our General Partner for all previous years;

•

Second, 99.99% to our Class A Limited Partners, in proportion to their relative allocation of net losses, and .01% to our General Partner until the aggregate net income allocated to our Class A Limited Partners and our General Partner for the current and all previous years is equal to the aggregate net losses allocated to our Class A Limited Partners and our General Partner for all previous years; and

•	Third, 99% to our Class A Limited Partners, pro rata, and .01% to our General Partner.

Quarterly Distributions of Available Cash

Our distributions policy is consistent with the terms of the Partnership Agreement, which requires that we distribute all of our available cash quarterly. Our only cash-generating assets consist of partnership interests, including IDRs, from which we receive quarterly distributions from ETP. We have no independent operations outside of our interests in ETP. Under the Partnership Agreement, our distributions are characterized as the GP Distribution Amount and the IDR Distribution Amount. The GP Distribution Amount is all distributions we receive from ETP with respect to our General Partner Interest and the IDR Distribution Amount is all distributions received from ETP with respect to the IDR. Within 45 days following the end of each quarter, we will distribute all of our GP Available Cash and IDR Available Cash, as defined in the Partnership Agreement. GP Available Cash shall be distributed 99.99% to the Class A Limited Partners, pro rata and 0.01% to the General partner. IDR Available Cash shall be distributed 99.99% to the Class B Limited Partners, pro rata and 0.01% to the General Partner.

ETP GP has the right, in connection with the issuance of any equity security by ETP, to purchase equity securities on the same terms as these equity securities are issued to third parties sufficient to enable ETP GP and its affiliates to maintain the aggregate percentage equity interest in ETP as ETP GP and its affiliates owned immediately prior to such issuance.

7.	UNIT-BASED COMPENSATION PLANS OF ETP:

ETP has issued equity awards to employees and directors under the following plans:

•

2008 Long-Term Incentive Plan. On December 16, 2008, ETP Unitholders approved the ETP 2008 Long-Term Incentive Plan (the “2008 Incentive Plan”), which provides for awards of options to purchase ETP Common Units, awards of restricted units, awards of phantom units, awards of Common Units, awards of distribution equivalent rights (“DERs”), awards of Common Unit appreciation rights, and other unit-based awards to employees of ETP, ETP GP, ETP LLC, a subsidiary or their affiliates, and members of ETP LLC’s board of directors, which we refer to as the board of directors. Up to 5,000,000 ETP Common Units may be granted as awards under the 2008 Incentive Plan, with such amount subject to adjustment as provided for under the terms of the 2008 Incentive Plan. The 2008 Incentive Plan is effective until December 16, 2018 or, if earlier, the time which all available units under the 2008 Incentive Plan have been issued to participants or the time of termination of the plan by our board of directors. As of December 31, 2009, a total of 4,213,111 ETP Common Units remain available to be awarded under the 2008 Incentive Plan.

•

2004 Unit Plan. ETP’s Amended and Restated 2004 Unit Award Plan (the “2004 Unit Plan”) provides for awards of up to 1,800,000 ETP Common Units and other rights to our employees, officers and directors. Any awards that are forfeited, or which expire for any reason or any units, which are not used in the settlement of an award will be available for grant under the 2004 Unit Plan. As of December 31, 2009, 5,578 ETP Common Units were available for future grants under the 2004 Unit Plan.

ETP grants restricted unit awards to employees and non-employee directors that vest over a specified time period, with vesting based on continued employment as of each applicable vesting date without regard to the satisfaction of any performance objectives. Upon vesting, ETP Common Units are issued. The unit awards under ETP’s equity incentive plans generally require the continued employment of the recipient during the vesting period; however, the Compensation Committee has complete discretion to accelerate the vesting of unvested unit awards.

As of December 31, 2009, a total of 1,690,592 unit awards remain unvested, for which ETP expects to recognize a total of $50.9 million in compensation expense over a weighted average period of 1.9 years.

Related Party Awards

McReynolds Energy Partners, L.P., the general partner of which is owned and controlled by the President of ETE, awarded to certain officers of ETP certain rights related to units of ETE previously issued by ETE to such officers. These rights include the economic benefits of ownership of these ETE units based on a five year vesting schedule whereby the officer will vest in the ETE units at a rate of 20% per year. As these ETE units are conveyed to the recipients of these awards upon vesting from a partnership that is not owned or managed by ETE or ETP, none of the costs related to such awards are paid by ETP or ETE unless this partnership defaults under its obligations pursuant to these unit awards. As these units were outstanding prior to these awards, these awards do not represent an increase in the number of outstanding units of either ETP or ETE and are not dilutive to cash distributions per unit with respect to either ETP or ETE.

As of December 31, 2009, rights related to 530,000 ETE common units remain outstanding, for which ETP expects to recognize a total of $6.8 million in compensation expense over a weighted average period of 1.9 years.

8.	INCOME TAXES:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax liability were as follows:

December 31, 2009
Property, plant and equipment	$112,707
Other, net	290

Total deferred tax liability	112,997
Less current deferred tax liability	—

Total long-term deferred tax liability	$112,997

9.	REGULATORY MATTERS, COMMITMENTS, CONTINGENCIES, AND ENVIRONMENTAL LIABILITIES:

Regulatory Matters

In August 2009, ETP filed an application for FERC authority to construct and operate the Tiger pipeline. Approval from the FERC is still pending.

On September 29, 2006, Transwestern filed revised tariff sheets under Section 4(e) of the Natural Gas Act (“NGA”) proposing a general rate increase to be effective on November 1, 2006. In April 2007, the FERC approved a Stipulation and Agreement of Settlement that resolved the primary components of the rate case. Transwestern’s tariff rates and fuel rates are now final for the period of the settlement. Transwestern is required to file a new rate case no later than October 1, 2011.

The Phoenix project, as filed with the FERC on September 15, 2006, includes the construction and operation of approximately 260 miles of 36-inch or larger diameter pipeline extending from Transwestern’s existing mainline in Yavapai County, Arizona to delivery points in the Phoenix, Arizona area and certain looping on Transwestern’s existing San Juan Lateral with approximately 25 miles of 36-inch diameter pipeline. On November 15, 2007, the FERC issued an order granting Transwestern its Certificate of Public Convenience and Necessity (“Order”). Pursuant to the Order, Transwestern filed its initial Implementation Plan on November 14, 2007 and accepted the Order on November 19, 2007. The San Juan Lateral portion of the project was placed in service effective July 2008 and the pipeline to the Phoenix area was placed in service effective March 2009.

Guarantees

MEP Guarantee

ETP has guaranteed 50% of the obligations of MEP under its senior revolving credit facility (the “MEP Facility”), with the remaining 50% of MEP Facility obligations guaranteed by KMP. Subject to certain exceptions, ETP’s guarantee may be proportionately increased or decreased if ETP’s ownership percentage increases or decreases. The MEP Facility is unsecured and matures on February 28, 2011. Amounts borrowed under the MEP Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The commitment fee payable on the unused portion of the MEP Facility varies based on both ETP’s credit rating and that of KMP, with a maximum fee of 0.15%. The MEP Facility contains covenants that limit (subject to certain exceptions) MEP’s ability to grant liens, incur indebtedness, engage in transactions with affiliates, enter into restrictive agreements, enter into mergers, or dispose of substantially all of its assets.

The commitment amount under the MEP Facility was originally $1.4 billion. In September 2009, MEP issued senior notes totaling $800.0 million, the proceeds of which were used to repay borrowings under the MEP Facility. The senior notes issued by MEP are not guaranteed by ETP or KMP. In October 2009, the members made additional capital contributions to MEP, which MEP used to further reduce the outstanding borrowings under the MEP Facility. Subsequent to this repayment, the commitment amount under the MEP Facility was reduced from $1.4 billion to $275.0 million.

As of December 31, 2009, MEP had $29.5 million of outstanding borrowings and $33.3 million of letters of credit issued under the MEP Facility. Our contingent obligations with respect to ETP’s 50% guarantee of MEP’s outstanding borrowings and letters of credit were $14.7 million and $16.6 million, respectively, as of December 31, 2009. The weighted average interest rate on the total amount outstanding as of December 31, 2009 was 3.3%.

FEP Guarantee

On November 13, 2009, FEP entered into a credit agreement that provides for a $1.1 billion senior revolving credit facility (the “FEP Facility”). ETP has guaranteed 50% of the obligations of FEP under the FEP Facility, with the remaining 50% of FEP Facility obligations guaranteed by KMP. Subject to certain exceptions, ETP’s guarantee may be proportionately increased or decreased if ETP’s ownership percentage increases or decreases. The FEP Facility is available through May 11, 2012. Amounts borrowed under the FEP Facility bear interest at a rate based on either a Eurodollar rate or prime rate. The commitment fee payable on the unused portion of the FEP Facility varies based on both ETP’s credit rating and that of KMP, with a maximum fee of 1.0%.

As of December 31, 2009, FEP had $355.0 million of outstanding borrowings issued under the FEP Facility. Our contingent obligation with respect to ETP’s 50% guarantee of FEP’s outstanding borrowings was $177.5 million as of December 31, 2009. The weighted average interest rate on the total amount outstanding as of December 31, 2009 was 3.2%.

Commitments

In the normal course of our business, we purchase, process and sell natural gas pursuant to long-term contracts and enter into long-term transportation and storage agreements. Such contracts contain terms that are customary in the industry. We have also entered into several propane purchase and supply commitments, which are typically one year agreements with varying terms as to quantities, prices and expiration dates. We believe that the terms of these agreements are commercially reasonable and will not have a material adverse effect on our financial position.

We have certain non-cancelable leases for property and equipment, which require fixed monthly rental payments and expire at various dates through 2034. Future minimum lease commitments for such leases are:

2010	$27,216
2011	24,786
2012	22,522
2013	20,385
2014	17,907
Thereafter	214,088

We have forward commodity contracts, which are expected to be settled by physical delivery. Short-term contracts, which expire in less than one year require delivery of up to 390,564 MMBtu/d. Long-term contracts require delivery of up to 125,551 MMBtu/d and extend through May 2014.

During fiscal year 2007, we entered into a long-term agreement with CenterPoint Energy Resources Corp (“CenterPoint”) to provide the natural gas utility with firm transportation and storage services on our HPL System located along the Texas gulf coast region. Under the terms of the agreements, CenterPoint has contracted for 129 Bcf per year of firm transportation capacity combined with 10 Bcf of working gas storage capacity in our Bammel storage facility.

We have a transportation agreement with TXU Portfolio Management Company, LP (“TXU Shipper”) to transport a minimum of 100,000 MMBtu per year through 2012. We also have two natural gas storage agreements with TXU Shipper to store gas at two natural gas facilities that are part of the ET Fuel System that expire in 2012

We have signed long-term agreements with several parties committing firm transportation volumes into the East Texas pipeline. Those commitments include an agreement with XTO Energy Inc. (“XTO”) to deliver approximately 200,000 MMBtu/d of natural gas into the pipeline that expires in June 2012. Exxon Mobil Corporation (“ExxonMobil”) and XTO announced an agreement whereby ExxonMobil will acquire XTO. The pending acquisition, expected to be completed in the second quarter of 2010, is not expected to result in any changes to these commitments.

We also have two long-term agreements committing firm transportation volumes on certain of our transportation pipelines. The two contracts require an aggregated capacity of approximately 238,000 MMBtu/d of natural gas and extend through 2011.

Titan has a purchase contract with Enterprise GP Holdings, L.P. (together with its subsidiaries “Enterprise”) (see Note 11) to purchase the majority of Titan’s propane requirements. The contract continues until March 2010 and contains renewal and extension options. The contract contains various service level agreements between the parties.

In connection with the sale of our investment in M-P Energy in October 2007, we executed a propane purchase agreement for approximately 90.0 million gallons per year through 2015 at market prices plus a nominal fee.

We have commitments to make capital contributions to our joint ventures, for which we expect to make capital contributions of between $90 million and $105 million during 2010.

Litigation and Contingencies

The Operating Partnerships may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business. Natural gas and propane are flammable, combustible gases. Serious personal injury and significant property damage can arise in connection with their transportation, storage or use. In the ordinary course of business, we are sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. We maintain liability insurance with insurers in amounts and with coverage and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us and our Operating Partnerships from material expenses related to product liability, personal injury or property damage in the future.

FERC/CFTC and Related Matters. On July 26, 2007, the FERC issued to us an Order to Show Cause and Notice of Proposed Penalties (the “Order and Notice”) that contains allegations that we violated FERC rules and regulations. The FERC alleged that we engaged in manipulative or improper trading activities in the Houston Ship Channel, primarily on two dates during the fall of 2005 following the occurrence of Hurricanes Katrina and Rita, as well as on eight other occasions from December 2003 through August 2005, in order to benefit financially from our commodities derivatives positions and from certain of our index-priced physical gas purchases in the Houston Ship Channel. The FERC alleged that during these periods we violated the FERC’s then-effective Market Behavior Rule 2, an anti-market manipulation rule promulgated by the FERC under authority of the NGA. The FERC alleged that we violated this rule by artificially suppressing prices that were included in the Platts Inside FERC Houston Ship Channel index, published by McGraw-Hill Companies, on which the pricing of many physical natural gas contracts and financial derivatives are based. In its Order and Notice, the FERC also alleged that we manipulated daily prices at the Waha and Permian Hubs in west Texas on two dates. The FERC also alleged that one of our intrastate pipelines violated various FERC regulations by, among other things, granting undue preferences in favor of an affiliate. In its Order and Notice, the FERC specified that it was seeking $69.9 million in disgorgement of profits, plus interest, and $82.0 million in civil penalties relating to these market manipulation claims. The FERC specified that it was also seeking to revoke, for a period of 12 months, our blanket marketing authority for sales of natural gas in interstate commerce at market-based prices. In February 2008, the FERC’s Enforcement Staff also recommended that the FERC pursue market manipulation claims related to ETP’s trading activities in October 2005 for November 2005 monthly deliveries, a period not previously covered by the FERC’s allegations in the Order and Notice, and that ETP be assessed an additional civil penalty of $25.0 million and be required to disgorge approximately $7.3 million of alleged unjust profits related to this additional month.

On August 26, 2009, ETP entered into a settlement agreement with the FERC’s Enforcement Staff with respect to the pending FERC claims against us and, on September 21, 2009, the FERC approved the settlement agreement without modification. The agreement settles all outstanding FERC claims against us and provides that we make a $5.0 million payment to the federal government and establish a $25.0 million fund for the purpose of settling related third-party claims against us, including existing litigation claims as well as any new claims that may be asserted against this fund. An administrative law judge appointed by the FERC will determine the validity of any third party claim against this fund. Any party who receives money from this fund will be required to waive all claims against us related to this matter. Pursuant to the settlement agreement, the FERC made no findings of fact or conclusions of law. In addition, the settlement agreement specifies that by exceeding the settlement agreement we do not admit or concede to the FERC or any third party any actual or potential fault, wrongdoing or liability in connection with our alleged conduct related to the FERC claims. The settlement agreement also requires ETP to maintain specified compliance programs and to conduct independent annual audits of such programs for a two-year period.

ETP made the $5.0 million payment and established the $25.0 million fund in October 2009. The allocation of the $25.0 million fund is expected to be determined in 2010.

In addition to the FERC legal action, third parties have asserted claims and may assert additional claims against us and ETE alleging damages related to these matters. In this regard, several natural gas producers and a natural gas marketing company have initiated legal proceedings in Texas state courts against us and ETE for claims related to the FERC claims. These suits contain contract and tort claims relating to alleged manipulation of natural gas prices at the Houston Ship Channel and the Waha Hub in West Texas, as well as the natural gas price indices related to these markets and the Permian Basin natural gas price index during the period from December 2003 through December 2006, and seek unspecified direct, indirect, consequential and exemplary damages. One of the suits against us and ETE contains an additional allegation that we and ETE transported gas in a manner that favored our affiliates and discriminated against the plaintiff, and otherwise artificially affected the market price of gas to other parties in the market. We have moved to compel arbitration and/or contested subject-matter jurisdiction in some of these cases. In one of these cases, the Texas Supreme Court ruled on July 3, 2009 that the state district court erred in ruling that a plaintiff was entitled to pre-arbitration discovery and therefore remanded to the state district court with a direction to rule on our original motion to compel arbitration pursuant to the terms of the arbitration clause in a natural gas contract between us and the plaintiff. This plaintiff has filed a motion with the Texas Supreme Court requesting a rehearing of the ruling.

We have also been served with a complaint from an owner of royalty interests in natural gas producing properties, individually and on behalf of a putative class of similarly situated royalty owners, working interest owners and producer/operators, seeking arbitration to recover damages based on alleged manipulation of natural gas prices at the Houston Ship Channel. We filed an original action in Harris County state court seeking a stay of the arbitration on the ground that the action is not arbitrable, and the state court granted our motion for summary judgment on that issue. This action is currently on appeal before the First Court of Appeals, Houston, Texas.

A consolidated class action complaint has been filed against us in the United States District Court for the Southern District of Texas. This action alleges that we engaged in intentional and unlawful manipulation of the price of natural gas futures and options contracts on the NYMEX in violation of the Commodity Exchange Act (“CEA”). It is further alleged that during the class period December 29, 2003 to December 31, 2005, we had the market power to manipulate index prices, and that we used this market power to artificially depress the index prices at major natural gas trading hubs, including the Houston Ship Channel, in order to benefit our natural gas physical and financial trading positions, and that we intentionally submitted price and volume trade information to trade publications. This complaint also alleges that we violated the CEA by knowingly aiding and abetting violations of the CEA. The plaintiffs state that this allegedly unlawful depression of index prices by us manipulated the NYMEX prices for natural gas futures and options contracts to artificial levels during the class period, causing unspecified damages to the plaintiffs and all other members of the putative class who sold natural gas futures or who purchased and/or sold natural gas options contracts on NYMEX during the class period. The plaintiffs have requested certification of their suit as a class action and seek unspecified damages, court costs and other appropriate relief. On January 14, 2008, we filed a motion to dismiss this suit on the grounds of failure to allege facts sufficient to state a claim. On March 20, 2008, the plaintiffs filed a second consolidated class action complaint. In response to this new pleading, on May 5, 2008, we filed a motion to dismiss the complaint. On March 26, 2009, the court issued an order dismissing the complaint, with prejudice, for failure to state a claim. On April 9, 2009, the plaintiffs moved for reconsideration of the order dismissing the complaint, and on August 26, 2009, the court denied the plaintiffs’ motion for reconsideration. On September 28, 2009, these decisions were appealed by the plaintiffs to the United States Court of Appeals for the Fifth Circuit.

On March 17, 2008, a second class action complaint was filed against us in the United States District Court for the Southern District of Texas. This action alleges that we engaged in unlawful restraint of trade and intentional monopolization and attempted monopolization of the market for fixed-price natural gas baseload transactions at the Houston Ship Channel from December 2003 through December 2005 in violation of federal antitrust law. The complaint further alleges that during this period we exerted monopoly power to suppress the price for these transactions to non-competitive levels in order to benefit our own physical natural gas positions. The plaintiff has, individually and on behalf of all other similarly situated sellers of physical natural gas, requested certification of its suit as a class action and seeks unspecified treble damages, court costs and other appropriate relief. On May 19, 2008, we filed a motion to dismiss this complaint. On March 26, 2009, the court issued an order dismissing the complaint. The court found that the plaintiffs failed to state a claim on all causes of action and for anti-trust injury, but granted leave to amend. On April 23, 2009, the plaintiffs filed a motion for leave to amend to assert a claim for common law fraud, and attached a proposed amended complaint as an exhibit. We opposed the motion and cross-moved to dismiss. On August 7, 2009, the court denied the plaintiff’s motion and granted our motion to dismiss the complaint. On September 10, 2009, this decision was appealed by the plaintiff to the United States Court of Appeals for the Fifth Circuit.

We are expensing the legal fees, consultants’ fees and other expenses relating to these matters in the periods in which such costs are incurred. We record accruals for litigation and other contingencies whenever required by applicable accounting standards. Based on the terms of the settlement agreement with the FERC described above, we made the $5.0 million payment and established the $25.0 million fund in October 2009. We expect the after-tax cash impact of the settlement to be less than $30.0 million due to tax benefits resulting from the portion of the payment that is used to satisfy third party claims, which we expect to realize in future periods. Although this payment covers the $25.0 million required by the settlement agreement to be applied to resolve third party claims, including the existing third party litigation described above, it is possible that the amount we become obliged to pay to resolve third party litigation related to these matters, whether on a negotiated settlement basis or otherwise, will exceed the amount of the payment related to these matters. In accordance with applicable accounting standards, we will review the amount of our accrual related to these matters as developments related to these matters occur and we will adjust our accrual if we determine that it is probable that the amount we may ultimately become obliged to pay as a result of the final resolution of these matters is greater than the amount of our accrual for these matters. As our accrual amounts are non-cash, any cash payment of an amount in resolution of these matters would likely be made from cash from operations or borrowings, which payments would reduce our cash available to service our indebtedness either directly or as a result of increased principal and interest payments necessary to service any borrowings incurred to finance such payments. If these payments are substantial, we may experience a material adverse impact on our financial position and our liquidity.

In re Natural Gas Royalties Qui Tam Litigation. MDL Docket No. 1293 (D. WY), Jack Grynberg, an individual, has filed actions against a number of companies, including Transwestern, now transferred to the U.S. District Court for the District of Wyoming, for damages for mis-measurement of gas volumes and Btu content, resulting in lower royalties to mineral interest owners. On October 20, 2006, the District Judge adopted in part the earlier recommendation of the Special Master in the case and ordered the dismissal of the case against Transwestern. Transwestern believes that its measurement practices conformed to the terms of its FERC Gas Tariff, which were filed with and approved by the FERC. As a result, Transwestern believes that is has meritorious defenses to these lawsuits (including FERC-related affirmative defenses, such as the filed rate/tariff doctrine, the primary/exclusive jurisdiction of the FERC, and the defense that Transwestern complied with the terms of its tariffs) and will continue to vigorously defend against them, including any appeal which may be taken from the dismissal of the Grynberg case. A hearing was held on April 24, 2007 regarding Transwestern’s Supplemental Brief for Attorneys’ fees, which was filed on January 8, 2007 and the issues are submitted and are awaiting a decision. Grynberg moved to have the cases he appealed remanded to the district court for consideration in light of a recently-issued Supreme Court case. The defendants/appellees opposed the motion. The Tenth Circuit motions panel referred the remand motion to the merits panel to be carried with the appeals. Grynberg’s opening brief was filed on or about July 31, 2007. Appellee’s opposition brief was filed on or about November 21, 2007. Appellee Transwestern filed its separate response brief on January 11, 2008 and Grynberg’s reply brief was filed in June 2008 and the hearing on all briefs was held in September 2008. On March 17, 2009, the Tenth Circuit affirmed the District Court’s dismissal. Appellant sought appellate rehearing on the matter and the petition for rehearing was denied on May 4, 2009. A petition for writ of certiorari was filed by the Appellant on August 3, 2009, and the Supreme Court denied the petition for writ of certiorari on October 5, 2009. We do not believe the outcome of this case will have a material adverse effect on our financial position.

Houston Pipeline Cushion Gas Litigation. At the time of the HPL System acquisition, AEP Energy Services Gas Holding Company II, L.L.C., HPL Consolidation LP and its subsidiaries (the “HPL Entities”), their parent companies and American Electric Power Corporation (“AEP”), were engaged in ongoing litigation with Bank of America (“B of A”) that related to AEP’s acquisition of HPL in the Enron bankruptcy and B of A’s financing of cushion gas stored in the Bammel storage facility (“Cushion Gas”). This litigation is referred to as the (“Cushion Gas Litigation”). Under the terms of the Purchase and Sale Agreement and the related Cushion Gas Litigation Agreement, AEP and its subsidiaries that were the sellers of the HPL Entities retained control of the Cushion Gas Litigation and have agreed to indemnify ETC OLP and the HPL Entities for any damages arising from the Cushion Gas Litigation and the loss of use of the Cushion Gas, up to a maximum of the amount paid by ETC OLP for the HPL Entities and the working gas inventory (approximately $1.00 billion in the aggregate). The Cushion Gas Litigation Agreement terminates upon final resolution of the Cushion Gas Litigation. In addition, under the terms of the Purchase and Sale Agreement, AEP retained control of additional matters relating to ongoing litigation and environmental remediation and agreed to bear the costs of or indemnify ETC OLP and the HPL Entities for the costs related to such matters. On December 18, 2007, the United States District Court for the Southern District of New York held that B of A is entitled to receive monetary damages from AEP and the HPL Entities of approximately $347.3 million less the monetary amount B of A would have incurred to remove 55 Bcf of natural gas from the Bammel storage facility. AEP is appealing the court decision. Based on the indemnification provisions of the Cushion Gas Litigation Agreement, ETP does not expect that it will be liable for any portion of this court award.

Other Matters. In addition to those matters described above, we or our subsidiaries are a party to various legal proceedings and/or regulatory proceedings incidental to our businesses. For each of these matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, the likelihood of an unfavorable outcome and the availability of insurance coverage. If we determine that an unfavorable outcome of a particular matter is probable, can be estimated and is not covered by insurance, we make an accrual for the matter. For matters that are covered by insurance, we accrue the related deductible. As of December 31, 2009, an accrual of approximately $11.1 million was recorded related to deductibles. As new information becomes available, our estimates may change. The impact of these changes may have a significant effect on our financial position in a single period.

The outcome of these matters cannot be predicted with certainty and it is possible that the outcome of a particular matter will result in the payment of an amount in excess of the amount accrued for the matter. As our accrual amounts are non-cash, any cash payment of an amount in resolution of a particular matter would likely be made from cash from operations or borrowings. If cash payments to resolve a particular matter substantially exceed our accrual for such matter, we may experience a material adverse impact on our financial position, cash available for distribution and our liquidity.

As of December 31, 2009, we did not have any accruals for contingencies and current litigation matters, excluding accruals related to environmental matters.

Environmental Matters

Our operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, we have adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

Transwestern conducts soil and groundwater remediation at a number of its facilities. Some of the clean up activities include remediation of several compressor sites on the Transwestern system for contamination by polychlorinated biphenyls (“PCBs”) and the costs of this work are not eligible for recovery in rates. The total accrued future estimated cost of remediation activities expected to continue through 2018 is $8.6 million. Transwestern received FERC approval for rate recovery of projected soil and groundwater remediation costs not related to PCBs effective April 1, 2007.

Transwestern, as part of ongoing arrangements with customers, continues to incur costs associated with containing and removing potential PCBs. Future costs cannot be reasonably estimated because remediation activities are undertaken as potential claims are made by customers and former customers. However, such future costs are not expected to have a material impact on our financial position.

Environmental regulations were recently modified for the EPA’s Spill Prevention, Control and Countermeasures (“SPCC”) program. We are currently reviewing the impact to our operations and expect to expend resources on tank integrity testing and any associated corrective actions as well as potential upgrades to containment structures. Costs associated with tank integrity testing and resulting corrective actions cannot be reasonably estimated at this time, but we believe such costs will not have a material adverse effect on our financial position.

In July 2001, HOLP acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the “EPA”) regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by HOLP was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called Superfund). We have not received any follow-up correspondence from the EPA on the matter since our acquisition of the predecessor company in 2001. Based upon information currently available to HOLP, it is believed that HOLP’s liability if such action were to be taken by the EPA would not have a material adverse effect on our financial condition.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites on which HOLP presently has, or formerly had, retail propane operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, HOLP obtained indemnification rights for expenses associated with any remediation from the former owners or related entities. We have not been named as a potentially responsible party at any of these sites, nor have our operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in our December 31, 2009 consolidated balance sheet. Based on information currently available to us, such projects are not expected to have a material adverse effect on our financial condition.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

As of December 31, 2009, accruals on an undiscounted basis of $12.6 million, were recorded in our consolidated balance sheet as accrued and other current liabilities and other non-current liabilities to cover material environmental liabilities related to certain matters assumed in connection with the HPL acquisition, the Transwestern acquisition, and the potential environmental liabilities for three sites that were formerly owned by Titan or its predecessors.

Based on information available at this time and reviews undertaken to identify potential exposure, we believe the amount reserved for all of the above environmental matters is adequate to cover the potential exposure for clean-up costs.

Our pipeline operations are subject to regulation by the U.S. Department of Transportation (“DOT”) under the Pipeline Hazardous Materials Safety Administration (“PHMSA”), pursuant to which the PHMSA has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Moreover, the PHMSA, through the Office of Pipeline Safety, has promulgated a rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as (“high consequence areas.”) Activities under these integrity management programs involve the performance of internal pipeline inspections, pressure testing or other effective means to assess the integrity of these regulated pipeline segments, and the regulations require prompt action to address integrity issues raised by the assessment and analysis. Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause us to incur even greater capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of its pipelines.

10.	PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

See Note 2 for further discussion of our accounting for derivative instruments and hedging activities.

Commodity Price Risk

The following table details the outstanding commodity-related derivatives:

		December 31, 2009
	Commodity	Notional Volume MMBtu	Maturity
Mark to Market Derivatives
Basis Swaps IFERC/NYMEX	Gas	72,325,000	2010-2011
Swing Swaps IFERC	Gas	(38,935,000)	2010
Fixed Swaps/Futures	Gas	4,852,500	2010-2011
Options - Puts	Gas	2,640,000	2010
Options - Calls	Gas	(2,640,000)	2010
Forwards/Swaps - in Gallons	Propane/Ethane	6,090,000	2010

Fair Value Hedging Derivatives
Basis Swaps IFERC/NYMEX	Gas	(22,625,000)	2010
Fixed Swaps/Futures	Gas	(27,300,000)	2010
Hedged Item - Inventory	Gas	27,300,000	2010

Cash Flow Hedging Derivatives
Basis Swaps IFERC/NYMEX	Gas	(13,225,000)	2010
Fixed Swaps/Futures	Gas	(22,800,000)	2010
Forwards/Swaps - in Gallons	Propane/Ethane	20,538,000	2010

We expect gains of $2.0 million related to commodity derivatives to be reclassified into earnings over the next year related to amounts currently reported in AOCI. The amount ultimately realized, however, will differ as commodity prices change and the underlying physical transaction occurs.

Interest Rate Risk

We are exposed to market risk for changes in interest rates. We have previously managed a portion of our current and future interest rate exposures by utilizing interest rate swaps. As of December 31, 2009, we do not have any interest rate swaps outstanding.

In January 2010, we entered into interest rate swaps with notional amounts of $350.0 million and $750.0 million to pay a floating rate based on LIBOR and receive a fixed rate that mature in July 2013 and February 2015, respectively. These swaps hedge against changes in the fair value of our fixed rate debt.

Derivative Summary

The following table provides a balance sheet overview of the Partnership’s derivative assets and liabilities as of December 31, 2009:

		Fair Value of Derivative Instruments
		Asset Derivatives	Liability Derivatives
	Balance Sheet Location	December 31, 2009	December 31, 2009
Derivatives designated as hedging instruments:
Commodity Derivatives (margin deposits)	Deposits Paid to Vendors	$669	$(24,035)
Commodity Derivatives	Price Risk Management Assets/Liabilities	8,443	(201)

Total derivatives designated as hedging instruments		$9,112	$(24,236)

Derivatives not designated as hedging instruments:
Commodity Derivatives (margin deposits)	Deposits Paid to Vendors	72,851	(36,950)
Commodity Derivatives	Price Risk Management Assets/Liabilities	3,928	(241)

Total derivatives not designated as hedging instruments		$76,779	$(37,191)

Total derivatives		$85,891	$(61,427)

We disclose the non-exchange traded financial derivative instruments as price risk management assets and liabilities on our consolidated balance sheet at fair value with amounts classified as either current or long-term depending on the anticipated settlement date.

We utilize master-netting agreements and have maintenance margin deposits with certain counterparties in the OTC market and with clearing brokers. Payments on margin deposits are required when the value of a derivative exceeds our pre-established credit limit with the counterparty. Margin deposits are returned to us on the settlement date for non-exchange traded derivatives. We exchange margin calls on a daily basis for exchange traded transactions. Since the margin calls are made daily with the exchange brokers, the fair value of the financial derivative instruments are deemed current and netted in deposits paid to vendors within other current assets in the consolidated balance sheet. ETP had net deposits with counterparties of $79.7 million as of December 31, 2009.

Credit Risk

We maintain credit policies with regard to our counterparties that we believe minimize our overall credit risk. These policies include an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements, which allow for netting of positive and negative exposure associated with a single counterparty.

Our counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact its overall exposure to credit risk, either positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on financial position as a result of counterparty performance.

For financial instruments, failure of a counterparty to perform on a contract could result in our inability to realize amounts that have been recorded on our consolidated balance sheet and recognized in net income or other comprehensive income.

11.	RELATED PARTY TRANSACTIONS:

On May 7, 2007, Ray Davis, previously the Co-Chairman of ETE and Co-Chairman and Co-Chief Executive Officer of ETP (retired August 15, 2007), and Natural Gas Partners VI, L.P. (“NGP”) and affiliates of each, sold approximately 38,976,090 ETE Common Units (17.6% of the outstanding Common Units of ETE) to Enterprise. In addition to the purchase of ETE Common Units, Enterprise acquired a non-controlling equity interest in ETE’s General Partner, LE GP, LLC (“LE GP”). As a result of these transactions, Enterprise and its subsidiaries are considered related parties for financial reporting purposes.

On December 23, 2009, Dan L. Duncan and Ralph S. Cunningham were appointed as directors of ETE’s general partner. Mr. Duncan is Chairman and a director of EPE Holdings, LLC, the general partner of Enterprise; Chairman and a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P., or EPD; and Group Co-Chairman of EPCO, Inc. TEPPCO Partners, L.P., or TEPPCO, is also an affiliate of Enterprise. Dr. Cunningham is the President and Chief Executive Officer of EPE Holdings, LLC, the general partner of Enterprise. These entities and other affiliates of Enterprise are referred to herein collectively as the “Enterprise Entities.” Mr. Duncan directly or indirectly beneficially owns various interests in the Enterprise Entities, including various general partner interests and approximately 77.1% of the common units of Enterprise and approximately 34% of the common units of EPD. On October 26, 2009, TEPPCO became a wholly owned subsidiary of Enterprise.

Our propane operations routinely enter into purchases and sales of propane with certain of the Enterprise Entities, including purchases under a long-term contract of Titan to purchase the majority of its propane requirements through certain of the Enterprise Entities. This agreement was in effect prior to our acquisition of Titan in 2006, and expires in March 2010 and contains renewal and extension options.

From time to time, our natural gas operations purchase from, and sell to, the Enterprise Entities natural gas and NGLs, in the ordinary course of business. We have a monthly natural gas storage contract with TEPPCO. Our natural gas operations and the Enterprise Entities transport natural gas on each other’s pipelines and share operating expenses on jointly-owned pipelines.

As of December 31, 2009, Titan had forward mark-to-market derivatives for approximately 6.1 million gallons of propane at a fair value asset of $3.3 million with Enterprise. In addition, as of December 31, 2009, Titan had forward derivatives accounted for as cash flow hedges of 20.5 million gallons of propane at a fair value asset of $8.4 million with Enterprise.

The following table summarizes the related party balances with Enterprise on our consolidated balance sheet:

December 31, 2009
Natural Gas Operations:
Accounts receivable	$47,005
Accounts payable	3,518
Imbalance payable	694

Propane Operations:
Accounts receivable	$3,386
Accounts payable	31,642

Accounts receivable from related companies excluding Enterprise consist of the following:

December 31, 2009
ETE	$5,255
MEP	632
Others	870

Total accounts receivable from related companies excluding Enterprise	$6,757

Effective August 17, 2009, ETP acquired 100% of the membership interests of Energy Transfer Group, L.L.C. (“ETG”), which owns all of the partnership interests of Energy Transfer Technologies, Ltd. (“ETT”). ETT provides compression services to customers engaged in the transportation of natural gas, including ETP. The membership interests of ETG were contributed to us by Mr. Warren and by two entities, one of which is controlled by a director of our General Partner’s general partner and the other of which is controlled by a member of ETP’s management. In exchange, the former members acquired the right to receive (in cash or Common Units) future amounts to be determined based on the terms of the contribution arrangement. These contingent amounts are to be determined in 2014 and 2017, and the former members of ETG may receive payments contingent on the acquired operations performing at a level above the average return required by ETP for approval of its own growth projects during the period since acquisition. In addition, the former members may be required to make cash payments to us under certain circumstances. In connection with this transaction, we assumed liabilities of $33.5 million and recorded goodwill of $1.7 million.

12.	SUPPLEMENTAL INFORMATION;

Following is the balance sheet of the Partnership, which is included to provide additional information with respect to ETP GP’s financial position on a stand-alone basis as of December 31, 2009:

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$71
Other current assets	49

Total current assets	120
INVESTMENT IN ENERGY TRANSFER PARTNERS	174,834
GOODWILL	29,588
OTHER ASSETS	150

Total assets	$204,692

LIABILITIES AND PARTNERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable to related company	$220
Interest payable	6
Current maturities of long-term debt	37

Total current liabilities	263

LONG-TERM DEBT, less current maturities	129

392

PARTNERS’ CAPITAL:
General partner	18
Limited partners -
Class A Limited Partner interests	107,515
Class B Limited Partner interests	96,638
Accumulated other comprehensive income	129

Total partners’ capital	204,300

Total liabilities and partners’ capital	$204,692